Filed Pursuant to Rule 253(g)(2)

File No. 024-12450

SUPPLEMENT NO. 2 DATED NOVEMBER 19, 2025

TO THE OFFERING CIRCULAR DATED APRIL 23, 2025

(as supplemented by Supplement No. 1 dated August 14, 2025)

MCQUEEN LABS SERIES, LLC

This Supplement No. 2 dated November 19, 2025 (this “Supplement”), amends and supplements the Offering Circular of McQueen Labs Series, LLC (the “Company”), dated April 23, 2025, as previously supplemented by Supplement No. 1 dated August 14, 2025 (the “Offering Circular”). This Supplement is not complete without and may not be delivered or used except in conjunction with, the Offering Circular (including the disclosures incorporated by reference therein). This Supplement is qualified by reference to the Offering Circular, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Offering Circular, as previously supplemented. Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular. Except as set forth in this Supplement, the Offering Circular remains unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circular, in particular, announce the Company’s acceptance of cryptocurrency as payment for the Class A Units.

COVER PAGE

The following language should be inserted at the end of the ninth paragraph (discussing the online investment platform) appearing on the outside front cover page of the Offering Circular:

Investors can make payment of the purchase price for the Class A Units in the form of ACH debit transfer, wire transfer, as applicable, into the escrow account of the applicable series until the applicable closing date. We may also permit payment to be made by credit card, or in cryptocurrencies. See “The Offering” in this Offering Circular.

THE OFFERING

The language that appears in the “The Offering – Payment for Class A Units” section beginning on page 14 of the Offering Circular is replaced in its entirety as follows:

After the qualification by the SEC of the offering statement of which this offering circular is a part, investors can make payment of the purchase price in the form of ACH debit transfer, wire transfer, as applicable, into the escrow account of the applicable series until the applicable closing date.

We may also permit payment to be made by credit card. Investors contemplating using their credit card to invest are urged to carefully review “Risk Factors – Risks of investing using a credit card.” There will be up to a 2.25% charge on all investments made via credit card. Investors may be required to pay certain payment processing costs, which shall be clearly outlined prior to payment by the investor and shall be no greater than 3%.

We may also permit investors to make payment in cryptocurrencies, which may include stablecoins that track the U.S. dollar value (e.g., 1 stablecoin = $1), or other coins. Investors contemplating investing with cryptocurrency are urged to carefully review “Risk Factors – Risks of investing with cryptocurrency as payment.” Because stablecoins track the U.S. dollar value, the value of an investor’s investment using stablecoins will be $1 per coin. The U.S. dollar value of any other cryptocurrency used to purchase shares of our Class A Units will be determined based on publicly available exchange rates at the time of conversion. We rely on exchange rates provided by our payment gateway provider, Stripe. If Stripe is unable to supply exchange rates for a given transaction, cryptocurrency payments will not be accepted. If we accept any other cryptocurrencies that are not stablecoins, then the Investor will be presented with the price of USD equivalent (the “USD Equivalent”) that the token shall be worth prior to confirming their investment. Any refund, if applicable, will be issued exclusively in fiat currency (U.S. dollars). The dollar amount of the refund will be equal to the USD Equivalent.

On each closing date, the funds in the series account will be released and used in accordance with the use of proceeds set forth below and the Class A Units will be issued to investors. If there is no closing of such series offering, the funds deposited in the escrow account will be returned to subscribers in U.S. dollars, without interest.

RISK FACTORS

The follow paragraphs should be inserted into the “Risk Factors — Risks Relating to Ownership of the Class A Units and the Offering:”

Risks of investing with cryptocurrency as payment.

We may permit investors to make payment for the Class A Units in various other forms of cryptocurrency, which may include stablecoins, Dogecoin, Bitcoin, Ethereum, Solana and others. Investors that choose to pay for their Class A Units in this way may be subject to additional market and financial risks, regulatory risks, and settlement risks. Markets for certain crypto assets may be illiquid or underregulated, making it difficult to convert them into fiat currency quickly or at a favorable price. In addition, crypto asset transactions are generally irreversible. As a result, all cryptocurrency payments are converted into U.S. dollars at the time of transaction. Any returns or refunds will also be processed in the USD Equivalent amount that was paid by the investor. The legal and regulatory status of crypto assets remains uncertain and varies across jurisdictions. New laws or enforcement actions could trigger unforeseen legal and financial liabilities, or settlement or tax issues.

If you pay part or all of the purchase price for the Class A Units in this Offering in cryptocurrency, and we do not close the Offering, or choose to reject the subscription, you could have exposure for currency risk.

Investors in this Offering may be able to make payment of the purchase price in various forms of cryptocurrency, if we are able to forge and maintain relationships with licensed currency and crypto-currency exchange services providers and provided we are able to do so in accordance with SEC and FINRA guidelines. For those investors who pay in cryptocurrency, we plan to use a third-party service to convert such payment into U.S. dollars at the time a subscription agreement is executed, and then deposit such funds into the escrow account. If any funds are returned by us or if we choose to reject a subscription or elect not to proceed with the Offering, such funds will be returned in U.S. dollars. Because the cryptocurrency markets are extremely volatile and the U.S. dollar value of cryptocurrency at the time you make your subscription may differ substantially from its U.S. dollar value in the future. You may lose money if we choose to reject a subscription or elect not to proceed with the Offering and refund your subscription. Any investor who chooses to pay for the Class A Units this Offering in crypto currency is subject to such fluctuations in the value of such cryptocurrency and the currency risks stemming therefrom.

The price for our Class A Units is denominated in U.S. dollars; however, if you pay part or all of the purchase price for the Class A Units in this Offering in cryptocurrency, the exchange rate used for the purchase of Class A Units may not be the most favorable exchange rate that could be available.

The price of our Class A Units is denominated in U.S. dollars; however, we may permit investors to make payment for the Class A Units in various forms of cryptocurrency, which may include various stablecoins, Dogecoin, Bitcoin, Ethereum, Solana and others, if and to the extent we can establish and maintain relationships with licensed cryptocurrency exchange services providers and or payment processing entities to facilitate such transactions and provided we are able to do so in accordance with SEC and FINRA guidelines. We currently have an account with Stripe, though we continue to seek additional exchange relationships that will enable us to accept cryptocurrency and do a spot exchange to U.S. dollars. The exchange rate will be determined by Stripe or such other exchange, and we will honor that exchange rate at the time of exchange. As a result, the exchange rate provided to purchasers may be higher than the exchange rate quoted elsewhere or may not be the most favorable exchange rate that could be available to the purchaser. Purchasers will be able to view the exchange rate, but purchasers will not be permitted to select a specific exchange to use and will not be able to change the exchange rate provided. The exchange rate is shown prior to the completion of the purchase, so if purchasers do not wish to use the stated exchange rate, they can choose not to complete their purchase. As a result, purchasers may pay more in cryptocurrency for their purchase of Class A Units due to the exchange rate.

PLAN OF DISTRIBUTION

The following paragraph should be inserted into the “Plan of Distribution”:

We may permit investors to make payment for the Class A Units in various forms of cryptocurrency, which may include stablecoins, Dogecoin, Bitcoin, Ethereum, Solana and others, if and to the extent we can establish and maintain relationships with licensed crypto-currency exchange services providers and or payment processing entities to facilitate such transactions and provided we are able to do so in accordance with SEC and FINRA guidelines. We currently have an account with Stripe, though we continue to seek additional exchange relationships that will enable us to accept cryptocurrency and do a spot exchange to U.S. dollars. The exchange rate will be determined by Stripe or such other exchange, and we will honor that exchange rate at the time of exchange. Details about the method of effecting the exchange and how an investor can determine the exchange rate in effect at the time of subscription will be available on the McQueen Platform. Class A Units will be allocated to a purchaser based on the actual exchange rate in effect at the time a subscription is received. Any form of payment other than U.S. dollars will be converted or exchanged for cash and the cash will be deposited into the escrow account pending the closing. If any funds are returned by us or if we choose to reject a subscription or elect not to proceed with the Offering, such funds will be returned in U.S. dollars into the amount of the USD Equivalent.